UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022

COMMISSION FILE NO. 1-12597

A.            Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN

B.            Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

   CULP, INC.
   1823 EASTCHESTER DRIVE
   HIGH POINT, NORTH CAROLINA 27265

There were no material changes in the Plan or the Investment Policy of the Plan.  Culp, Inc. has made no profit-sharing contributions during the past five years.  The number of participants in the Plan as of December 31, 2022, was 897. The Retirement Committee administers the Plan, and its members are Robert G. Culp, IV, Kenneth R. Bowling, and Teresa A. Huffman, all employees of Culp, Inc.

Financial Statements and Exhibits

(a)  Financial Statements.  A list of all financial statements filed as part of this report, beginning on page 1, is set forth below:

Financial Statements	Page of Report

Report of Independent Registered Public Accounting Firms	1
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6
Schedule of Assets (Held at End of Year)	13

(b) Exhibits

Exhibit 23(a) – Consent of Independent Registered Public Accounting Firm

Exhibit 23(b) – Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

By: Culp, Inc., Plan Administrator

By: The Culp, Inc. Retirement Committee

Date:  June 27, 2023

/s/ Robert G. Culp, IV
  Robert G. Culp, IV

/s/ Kenneth R. Bowling
   Kenneth R. Bowling

/s/ Teresa A. Huffman
   Teresa A. Huffman

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Retirement Committee of the
Culp, Inc. Employees’ Retirement Builder Plan
High Point, North Carolina

Opinion

We have audited the accompanying statement of net assets available for benefits of the Culp, Inc. Employees’ Retirement Builder Plan (the “Plan”) as of December 31, 2022, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “2022 financial statements”). In our opinion, the 2022 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year ended in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Basis for Opinion

The 2022 financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the 2022 financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the 2022 financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risk of material misstatement of the 2022 financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the 2022 financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the 2022 financial statements. We believe that our audit provides a reasonable basis for our opinion.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2022 financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the 2022 financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the 2022 financial statements as a whole.

We have served as the Plan’s auditor since 2022.

/s/ GreerWalker LLP
June 27, 2023
Charlotte, North Carolina

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Retirement Committee of the
Culp, Inc. Employees’ Retirement Builder Plan
High Point, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Culp, Inc. Employees’ Retirement Builder Plan (the “Plan”) as of December 31, 2021, the related statements of changes in net assets available for benefits for the years ended December 31, 2021, and 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the years ended December 31, 2021, and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Smith Leonard PLLC

We have served as the Plan’s auditor since 2012 through 2021.

High Point, North Carolina
June 23, 2022

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2022 and 2021

ASSETS	2022	2021

Investments, at fair value (Note C)
Registered investment companies	$33,664,307	$41,560,022
Common and collective trust fund	6,366,630	6,572,698
Culp, Inc. common stock	714,602	1,022,020
Money market fund	29,073	46,901

	40,774,612	49,201,641

Receivables
Employer contributions	-	34,390
Participant contributions	-	56,473

	-	90,863

NET ASSETS AVAILABLE
FOR BENEFITS	$40,774,612	$49,292,504

See notes to financial statements

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2022, 2021, and 2020

	2022	2021	2020

CHANGES IN NET ASSETS ATTRIBUTED TO :

Investment (loss) income
Net (depreciation) appreciation in fair value of investments	$(9,641,415)	$2,265,645	$4,315,513
Interest and dividends	1,935,370	2,596,829	1,447,900

Total investment (loss) income	(7,706,045)	4,862,474	5,763,413

Contributions
Employer	1,043,341	1,126,189	1,029,861
Participant	1,863,552	1,996,580	1,816,884
Direct rollovers	177,454	288,666	575,846

Total contributions	3,084,347	3,411,435	3,422,591

Benefits paid to participants	(3,782,664)	(6,108,100)	(5,688,553)
Administrative expenses (Note E)	(113,530)	(116,449)	(103,527)

Net (decrease) increase before transfers	(8,517,892)	2,049,360	3,393,924

Transfers, net (Note H)	-	-	(663,059)

NET ASSETS AVAILABLE
FOR BENEFITS
Beginning of year	49,292,504	47,243,144	44,512,279

End of year	$40,774,612	$49,292,504	$47,243,144

See notes to financial statements

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022, 2021 AND 2020

NOTE A - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees’ Retirement Builder Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Culp, Inc., and its subsidiaries (the “Company”) who have three months of continuous service and are at least 21 years of age. Employees who elect to participate in the Plan may do so in the next available payroll period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

CARES Act

On March 27, 2020, the Coronavirus Aid Relief and Economic Security Act, also known as the CARES Act, was signed into law by President Donald J. Trump. The CARES act contained several provisions that temporarily affected 401(k) plans through December 31, 2020. These provisions included the waiver of required minimum distributions, a new hardship withdrawal option, increased loan limits, and a loan payment pause option. The Company incorporated the required minimum distributions and new hardship withdrawal option provisions into the Plan. The requirements regarding the increased loan limits and a loan payment pause option were not incorporated into the Plan, as the Plan does not permit loans to participants.

The Company did not make any additional changes to the provisions of the Plan, as employer matching contributions were still in effect and participants continued to make salary deferral contributions to the Plan.

Contributions

Each year, participants may contribute compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various registered investment company funds, one common and collective trust fund, and Culp, Inc. common stock as investment options for participants. The Company makes matching safe harbor contributions equal to 100% of the participant’s contribution up to the first 4% of annual compensation contributed to the Plan. An employee who is eligible to participate in the Plan but does not either affirmatively elect to decline participation or designate a specified amount to be contributed to the Plan, is required to have their compensation reduced by 3%, which is in turn contributed into the Plan’s MassMutual Select T. Rowe Price Retirement Series.

Employees who elect to participate in the Plan are required to contribute at least 2% of their annual compensation to the Plan.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022, 2021 AND 2020

Additional profit-sharing amounts may be contributed at the option of the Company.  No profit-sharing contributions were made during the years ended December 31, 2022, 2021, or 2020.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of (a) the Company’s profit-sharing contributions, (b) Plan earnings, and (c) Plan administrative expenses. Allocations are based on participant earnings, account balances, or specific transactions, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own voluntary contributions and the Company’s matching contributions plus actual earnings thereon.

Notes Receivable from Participants

Notes receivable from participants are not permitted by the Plan.

Payment of Benefits

Upon termination of service due to death, disability, retirement, or other reasons as defined by the Plan, participants may receive a lump-sum distribution equal to the value of the participant’s vested interest in the Plan. In-service distributions may be made to participants who have reached age 59 1/2. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified by the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022, 2021 AND 2020

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures. Actual results could differ from those estimates.

Contributions

Contributions from participants are recorded as they are withheld from the participants’ wages. Contributions from the Employer are recorded in the period in which the related participant contributions are due.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Investment related expenses are included in net (depreciation) appreciation in fair value of investments.

NOTE C - FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board issued a statement that defines fair value and establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of fair value hierarchy are described as follows:

Level 1 - Quoted market prices in active markets for identical assets and liabilities,
Level 2 - Inputs other than level 1 inputs that are either directly or indirectly observable, and
Level 3 - Unobservable inputs developed using the company’s estimates and assumptions, which reflect those a market participant would use.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used during the years ended December 31, 2022, 2021, and 2020, respectively.

Registered Investment Companies

Valued at the daily closing price as reported by the fund. The funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022, 2021 AND 2020

Common and Collective Trust Fund

This investment is valued using the NAV as a practical expedient and is not classified in the fair value hierarchy. There are no participant redemption restrictions for this investment; the redemption notice period is applicable only to the Plan.

The following tables present information for which the NAV per share practical expedient was used:

December 31, 2022
Redemption
Frequency (If
		Unfunded	Currently	Redemption
Description	Fair Value	Commitments	Eligible)	Notice Period

Invesco Stable Value Trust Fund	$ 6,366,630	N/A	Daily	12 months

December 31, 2021
Redemption
Frequency (If
		Unfunded	Currently	Redemption
Description	Fair Value	Commitments	Eligible)	Notice Period

Invesco Stable Value Trust Fund	$ 6,572,698	N/A	Daily	12 months

Culp, Inc. Common Stock

This investment is valued at the closing price reported on the New York Stock Exchange, which is the active market in which the individual security is traded. This investment is classified within Level 1 of the valuation hierarchy.

The Plan held 155,313 shares and 107,468 shares of the Company’s common stock as of December 31, 2022, and 2021, respectively. The cost basis of these shares of the Company’s common stock was $1,142,427 and $1,020,930 as of December 31, 2022, and 2021, respectively.

Money Market Fund

This investment is a public investment vehicle valued using $1 for the NAV.  The money market fund is classified within Level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022, 2021 AND 2020

The following tables present information about assets and liabilities measured at fair value on a recurring basis:

Fair Value Measurements as of December 31, 2022, using:
	Quoted Prices in Active Markets for Identical Assets	Significant other Observable Inputs	Significant Unobservable Inputs

Description	Level 1	Level 2	Level 3	Total

Investments at fair value:

Registered investment companies	$33,664,307	$-	$-	$33,664,307
Culp, Inc. common stock	714,602	-	-	714,602
Money market fund	-	29,073	-	29,073

Total investments in the fair value hierarchy	$34,378,909	$29,073	$-	34,407,982

Investments at net asset value, as a practical expedient:

Common and collective trust fund				6,336,630

Total investments at fair value				$40,774,612

Fair Value Measurements as of December 31, 2021, using:
	Quoted Prices in Active Markets for Identical Assets	Significant other Observable Inputs	Significant Unobservable Inputs

Description	Level 1	Level 2	Level 3	Total

Investments at fair value:

Registered investment companies	$41,560,022	$-	$-	$41,560,022
Culp, Inc. common stock	1,022,020	-	-	1,022,020
Money market fund	-	46,901	-	46,901

Total investments in the fair value hierarchy	$42,582,042	$46,901	$-	42,628,943

Investments at net asset value:
as a practical expedient:

Common and collective trust fund				6,572,698

Total investments at fair value				$49,201,641

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022, 2021 AND 2020

NOTE D - EXEMPT PARTY-IN-INTEREST TRANSACTIONS

During the years ended December 31, 2022, 2021, and 2020, Plan investments include shares of the Company’s common stock and therefore, transactions associated with the Company’s common stock qualify as party-in-interest. During the year ended December 31, 2020, Plan investments included shares of mutual funds managed by MassMutual Select Funds, an affiliate of the former administrator of the Plan, MassMutual Retirement Services, LLC. Therefore, transactions associated with mutual funds managed by MassMutual Select Funds qualified as party-in-interest.

Commencing on January 1, 2021, Empower Retirement, a wholly owned subsidiary of Great West Life & Annuity Insurance Company has served as Plan administrator during the years ended December 31, 2022, and 2021. MassMutual Retirement Services, LLC served as Plan administrator during the year ended December 31, 2020.

NOTE E – ADMINISTRATIVE EXPENSES

Administrative fees paid directly by the Plan to Raymond James Financial Services for investment advisory and other administrative services were $86,965, $92,939, and $81,922 during the years ended December 31, 2022, 2021 and 2020, respectively.

Administrative fees paid directly by the Plan to Smith Leonard PLLC for audit services were $15,000, $14,500, and $14,455 during the years ended December 31, 2022, 2021 and 2020, respectively.

Administrative fees paid directly by the Plan to Empower Annuity Insurance Company of America was $7,025, during the year ended December 31, 2022.

Administrative fees paid directly by the Plan to Great-West Life & Annuity Insurance Company were $4,540 and $9,010 during the years ended December 31, 2022, and 2021, respectively.

Administrative fees paid directly by the Plan to MassMutual Retirement Services, LLC was $7,150, during the year ended December 31, 2020.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE G - TAX STATUS

The Plan has adopted a prototype plan document sponsored by the Plan’s trustee. The Internal Revenue Service has determined and informed the Plan’s trustee by a letter dated June 30, 2020, that the Plan is designed and in compliance with the applicable requirements of the IRC. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of any tax periods in progress.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022, 2021 AND 2020

NOTE H - TRANSFER OF PLAN ASSETS

On June 22, 2018, the Company acquired a majority ownership interest in eLuxury, LLC (eLuxury), a company that offers bedding accessories and home goods directly to consumers and businesses through its e-commerce and business-business sales channels. Effective March 31, 2020, the Company sold its entire majority ownership interest in eLuxury and therefore, employees of eLuxury are no longer able to participate in the Plan. As a result, net assets totaling $663,059 were transferred out of the Plan.

NOTE I - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as inflation, unemployment, interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SUPPLEMENTAL INFORMATION

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 56-1001967
PLAN NUMBER: 001
December 31, 2022

				Current
(a)	(b) Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost **	Value

	Invesco Stable Value Trust Fund	6,336,030 units	-	$ 6,366,630

	MFS Moderate Allocation Fund	344,593 units	-	6,040,720

	MFS Value Fund	102,497 units	-	4,867,582

	MFS Total Return Fund	234,266 units	-	4,317,517

	Franklin Dynatech Fund	36,610 units	-	3,390,107

	MFS Growth Allocation Fund	108,524 units	-	2,265,986

	MFS Core Equity Fund	49,507 units	-	1,879,293

	American Century Mid Cap Value Fund	96,994 units	-	1,492,744

	MFS International Diversification Fund	65,260 units	-	1,305,852

	DWS RREEF Real Estate Securities Fund	52,565 units	-	1,003,474

	MFS Conservative Allocation Fund	62,560 units	-	955,914

	MFS Aggressive Growth Allocation Fund	37,378 units	-	926,978

	JP Morgan Small Cap Growth Fund	61,610 units	-	855,145

	MassMutual Select T. Rowe Price Retirement 2035 Fund	58,270 units	-	812,875

	Pioneer Bond Fund	95,581 units	-	777,077

	MassMutual Select T. Rowe Price Retirement 2045 Fund	32,892 units	-	475,292

	MFS Corporate Bond Fund	33,798 units	-	401,856

	MassMutual Select T. Rowe Price Retirement 2025 Fund	29,814 units	-	385,794

	Lord Abbett Bond Debenture Fund	51,577 units	-	359,489

	MassMutual Select T. Rowe Price Retirement 2030 Fund	21,899 units	-	292,348

	MassMutual Select T. Rowe Price Retirement 2040 Fund	20,516 units	-	286,410

	MassMutual Select T. Rowe Price Retirement 2050 Fund	17,251 units	-	248,585

	MassMutual Select T. Rowe Price Retirement 2055 Fund	12,495 units	-	183,553

	MassMutual Select T. Rowe Price Retirement 2060 Fund	7,978 units	-	119,030

	MassMutual Select T. Rowe Price Retirement 2015 Fund	1,103 units	-	14,044

	MassMutual Select T. Rowe Price Retirement 2020 Fund	536 units	-	6,642

	Fidelity Colchester Street Trust Government Portfolio	29,073 units	-	29,073

*	Culp, Inc. Common Stock	155,313 shares	-	714,602

				$ 40,774,612

*	Indicates party-in-interest.
**	Cost information omitted for participant-directed investments.

EXHIBIT INDEX

Exhibit Number	Exhibit

23A	Consent of Independent Registered PublicAccounting Firm in connection with the registration statement of Culp, Inc. on Form S-8 (File No. 33-13310).

23B	Consent of Independent Registered PublicAccounting Firm in connection with the registration statement of Culp, Inc. on Form S-8 (File No. 33-13310).